UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Sphere Entertainment Co.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826T 102

(CUSIP Number)

Samantha H. Crispin

Quentin W. Wiest
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112
212-408-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan, individually, and as a Trustee of the Charles F. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	0

	8.	Shared Voting Power	4,144,470

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	4,144,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,144,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	12.9%

14.	Type of Reporting Person	IN

*Excludes 3,003,469 shares of Sphere Entertainment Co. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Sphere Entertainment Co. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	James L. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	PF, 00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	1,375,029

	8.	Shared Voting Power	975,248

	9.	Sole Dispositive Power	1,375,029

	10.	Shared Dispositive Power	975,248

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,350,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	7.8%

14.	Type of Reporting Person	IN

*Excludes 5,725,962 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Thomas C. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	29,355

	8.	Shared Voting Power	488,579

	9.	Sole Dispositive Power	29,355

	10.	Shared Dispositive Power	488,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	517,934

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.8%

14.	Type of Reporting Person	IN

*Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts

	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	18,632

	8.	Shared Voting Power	2,949,895

	9.	Sole Dispositive Power	18,632

	10.	Shared Dispositive Power	2,949,895

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,968,527

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	9.6%

14.	Type of Reporting Person	IN

*Excludes 4,087,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Marianne Dolan Weber

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	11,606

	8.	Shared Voting Power	523,660

	9.	Sole Dispositive Power	11,606

	10.	Shared Dispositive Power	523,660

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	535,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.9%

14.	Type of Reporting Person	IN

*Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Deborah A. Dolan-Sweeney

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	10,419

	8.	Shared Voting Power	906,411

	9.	Sole Dispositive Power	10,419

	10.	Shared Dispositive Power	906,411

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	916,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	3.2%

14.	Type of Reporting Person	IN

*Excludes 6,060,678 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	192

	8.	Shared Voting Power	3,562,801

	9.	Sole Dispositive Power	192

	10.	Shared Dispositive Power	3,562,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,562,993

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	11.2%

14.	Type of Reporting Person	IN

*Excludes 3,345,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	3,453

	8.	Shared Voting Power	4,054,488

	9.	Sole Dispositive Power	3,453

	10.	Shared Dispositive Power	4,054,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,057,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	12.6%

14.	Type of Reporting Person	IN

*Excludes 2,880,761 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	46,607

	8.	Shared Voting Power	1,449,077

	9.	Sole Dispositive Power	46,607

	10.	Shared Dispositive Power	1,449,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,495,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	5.0%

14.	Type of Reporting Person	IN

*Excludes 5,486,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan Children Trust FBO Kathleen M. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	488,579

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	488,579

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	488,579

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.7%

14.	Type of Reporting Person	OO

*Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	488,579

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	488,579

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	488,579

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.7%

14.	Type of Reporting Person	OO

*Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan Children Trust FBO Marianne Dolan Weber

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	474,339

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	474,339

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	474,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.7%

14.	Type of Reporting Person	OO

*Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan Children Trust FBO Thomas C. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	488,579

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	488,579

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	488,579

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.7%

14.	Type of Reporting Person	OO

*Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan Children Trust FBO James L. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	960,498

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	960,498

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	960,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	3.3%

14.	Type of Reporting Person	OO

*Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Family Trust FBO James L. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	1,053,283

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,053,283

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,053,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	3.6%

14.	Type of Reporting Person	OO

*Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	659,208

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	659,208

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	659,208

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	2.3%

14.	Type of Reporting Person	OO

*Excludes 6,214,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	621,308

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	621,308

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	621,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	2.2%

14.	Type of Reporting Person	OO

*Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	653,144

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	653,144

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	653,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	2.3%

14.	Type of Reporting Person	OO

*Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	568,248

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	568,248

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	568,248

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	2.0%

14.	Type of Reporting Person	OO

*Excludes 6,305,224 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Ryan Dolan 1989 Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	7,659

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	7,659

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	0.1%

14.	Type of Reporting Person	OO

*Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Tara Dolan 1989 Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	7,659

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	7,659

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	0.1%

14.	Type of Reporting Person	OO

*Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person	Charles F. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds	00 – See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power	391,991

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	391,991

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	391,991

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒*

13.	Percent of Class Represented by Amount in Row (11)	1.4%

14.	Type of Reporting Person	OO

*Excludes 6,525,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Sphere Entertainment Co., formerly Madison Square Garden Entertainment Corp. (the “Issuer”), par value $0.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the “Reporting Persons”) to, among other things, reflect certain transactions that may be deemed to impact the Reporting Persons’ beneficial ownership of the Class A Common Stock and report changes to the Reporting Persons’ beneficial ownership of Class A Common Stock.

The Schedule 13D (the “Schedule”) filed by the original Reporting Persons on April 24, 2020 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on March 30, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on July 14, 2021 (“Amendment No. 2”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3

Item 1. Security and Issuer

The disclosure in Item 1 is hereby amended to read in its entirety as follows:

Class A Common Stock, par value $0.01 per share

Sphere Entertainment Co.

Two Pennsylvania Plaza

New York, NY 10121

On April 20, 2023, the Issuer filed with the Secretary of State of the State of Delaware an amendment (the “Amendment”) to its amended and restated certificate of incorporation to change its name from Madison Square Garden Entertainment Corp. to Sphere Entertainment Co.

Item 2 Identity and Background

The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a)  The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”);James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; and the CFD 2009 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts, and Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan. The Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M distributed their shares of Class B Common Stock to the CFD 2009 Trust and the Helen A. Dolan 2009 Revocable Trust, respectively, on February 9, 2022 and are no longer Group Members. Helen A. Dolan died on August 19, 2023 and is no longer a Group Member. The Helen A. Dolan 2009 Revocable Trust distributed its shares of Common Stock to the CFD 2009 Trust on November 8, 2023 and is no longer a Group Member.

The disclosure in Item 2(b) and 2(c) is hereby amended to remove information related to Helen A. Dolan, the Helen A. Dolan 2009 Revocable Trust, the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M.

The disclosure in Item 2(b) is hereby amended by adding the following at the end thereof:

Paul J. Dolan

Progressive Field

2401 Ontario St.

Cleveland, OH 44115

The disclosure in Item 2(c) is hereby amended by adding the following at the end thereof:

Paul J. Dolan is the Chairman and Chief Executive of the Cleveland Guardians Major League Baseball team, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a director of the Issuer, Madison Square Garden Sports Corp. (“MSGS”) and Madison Square Garden Entertainment Corp. (“MSGE”). MSGE’s and MSGS’s principal business address is Two Pennsylvania Plaza, New York, NY 10121. He is a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.

The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Paul J. Dolan, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Paul J. Dolan, during the last five years, has not been a party to a civil proceeding of a judicial body or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The disclosure in Item 2(f) is hereby amended by adding the following at the end thereof:

Paul J. Dolan is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On February 9, 2022, the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M distributed 14,471 shares of Class B Common Stock to the CFD 2009 Trust and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M distributed 14,471 shares of Class B Common Stock to the Helen A. Dolan 2009 Revocable Trust. No funds were exchanged in connection with the distributions.

The Helen A. Dolan 2009 Revocable Trust distributed 112,692 shares of Class B Common Stock to the CFD 2009 Trust on November 8, 2023, following the death of Helen A. Dolan. No funds were exchanged in connection with the distribution.

Between February 26, 2024 and February 28, 2024, Mr. James Dolan purchased an aggregate of 135,513 shares of Class A Common Stock for investment purposes with personal funds as described further in Schedule A hereto. The aggregate purchase price of the 135,531 shares of Class A Common Stock was $5,544,659.73, including brokerage commissions.

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated to read in its entirety as follows:

The information contained in Item 6 of the Original Schedule 13D and Amendment No. 1 is incorporated by reference.

On July 9, 2021, the Issuer, MSG Networks Inc., a Delaware corporation (“MSG Networks”), and Broadway Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub”) consummated the merger of Merger Sub with and into MSG Networks (the “Merger”), with MSG Networks surviving the Merger as a wholly-owned direct subsidiary of the Issuer pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer, MSG Networks and Merger Sub.

At the time at which the Merger became effective (the “Effective Time”): (i) shares of Class A common stock, par value $0.01 per share, of MSG Networks (“MSGN Class A Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, were converted into the right to receive a number of shares of Class A Common Stock equal to such number of shares of MSGN Class A Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share; and (ii) shares of Class B common stock, par value $0.01 per share, of MSG Networks (“MSGN Class B Common Stock” and together with the MSGN Class A Common Stock, the “MSGN Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, were converted into the right to receive a number of shares of Class B Common Stock equal to such number of shares of MSGN Class B Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share.

Additionally, outstanding and unexercised stock options to purchase MSGN Class A common stock (“MSGN Stock Options”), whether vested or unvested, that were outstanding and unexercised immediately prior to the Effective Time were converted into stock options to purchase Class A Common stock (“MSGE Stock Options”), to purchase (i) such number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of MSGN Class A Common Stock subject to such MSGN Stock Options immediately prior to the Effective Time by (B) the exchange ratio of 0.172, (ii) at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of MSGN Class A Common Stock at which such MSGN Stock Options were exercisable immediately prior to the Effective Time by (B) the exchange ratio of 0.172; provided that for MSGN Stock Options subject to performance vesting conditions that were outstanding on the date of the Merger Agreement and that remained outstanding at the Effective Time, (x) the number of shares of MSGN Class A common stock used in clause (i) (A) of this sentence equaled the number of shares of MSGN Class A common stock that would have been subject to such MSGN stock options assuming the performance conditions applicable thereto were achieved at 100% of target and (y) such MSGN stock options converted to MSGE stock options with time-based vesting conditions for the remainder of the applicable performance period. Further, each restricted stock unit award corresponding to shares of MSGN Class A Common Stock, which award was subject to restrictions on vesting or settlement based on performance and/or continuing service (a “MSGN RSU”), whether vested or unvested, that was outstanding immediately prior to the Effective Time was, as of the Effective Time converted into a restricted stock unit award corresponding to shares of Common Stock, which award was subject to restrictions on vesting or settlement based on performance and/or continuing service (a “MSGE RSU”). The number of MSGE RSUs received in exchange for each MSGN RSU was determined by multiplying (i) the total number of shares of MSGN Class A Common Stock subject to such MSGN RSU immediately prior to the Effective Time by (ii) 0.172; provided that for each MSGN RSU subject to performance vesting conditions that was outstanding on the date of the Merger Agreement and that remained outstanding at the Effective Time, (x) the number of shares of MSGN Class A Common Stock used in clause (i) of this sentence equaled the number of shares of MSGN Class A Common Stock that would have been subject to such MSGN RSU award assuming the performance conditions applicable thereto were achieved at 100% of target and (y) each such MSGN RSU converted to an MSGE RSU with time-based vesting conditions for the remainder of the applicable performance period.

As described in Item 3, Mr. James Dolan acquired additional shares of Class A Common Stock for investment purposes. As of the date of this filing, Mr. Dolan expects to make opportunistic purchases of shares of Class A Common Stock, from time to time, during open trading windows, if and when he believes the acquisitions represent attractive investment opportunities taking into consideration various factors including, without limitation, the Issuer’s financial condition, business and prospects, the price levels of the Class A Common Stock, conditions in the securities market, general economic and industry conditions, other business opportunities available to Mr. Dolan and estate planning considerations.

Furthermore, the Reporting Persons, including Mr. James Dolan, intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial condition, business and prospects, the price levels of the Class A Common Stock, conditions in the securities market, general economic and industry conditions, other business opportunities available to the Reporting Persons and estate planning considerations, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock in open market or privately negotiated transactions, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5(a), (b) and (c) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 8,629,318 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,762,564 shares of Class A Common Stock (inclusive of exercisable options), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.1% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 63,823 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that each such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 28,272,107 outstanding shares of Class A Common Stock as of January 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on February 5, 2024.

Charles F. Dolan may be deemed to beneficially own an aggregate of 4,144,470 shares of Class A Common Stock, including (i) 281,185 shares of Class A Common Stock and (ii) 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,144,470 shares of Class A Common Stock (including 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 341,684 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts and 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 341,684 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,003,469 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

James L. Dolan may be deemed to beneficially own an aggregate of 2,350,277 shares of Class A Common Stock, including (i) 1,209,485 shares of Class A Common Stock (including options to purchase 630,239 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,140,792 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 7.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,375,029 shares of Class A Common Stock (including 519,408 shares of Class A Common Stock owned of record personally, 746 shares of Class A Common Stock held as custodian for one or more minor children, options to purchase 630,239 shares of Class A Common Stock that are exercisable within sixty days of this filing and 224,636 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 975,248 shares of Class A Common Stock (including 631 shares of Class A Common Stock owned jointly with his spouse, 14,119 shares of Class A Common Stock owned of record personally by his spouse, and 44,342 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 746 shares of Class A Common Stock held as custodian for one or more minor children, 14,119 shares of Class A common Stock owned of record personally by his spouse, 44,342 shares of Class A Common Stock and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 5,725,962 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 517,934 shares of Class A Common Stock, including (i) 49,511 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 29,355 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 2,968,527 shares of Class A Common Stock, including (i) 189,694 shares of Class A Common Stock and (ii) 2,778,833 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 18,632 shares of Class A Common Stock (including 2,378 shares of Class A Common Stock owned of record personally and 936 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 15,318 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,949,895 shares of Class A Common Stock (including an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts and 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., and an aggregate of 2,763,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 936 shares of Class A Common Stock held as custodian for one or more minor children, 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 2,778,833 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and 4,087,921 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 535,266 shares of Class A Common Stock, including (i) 85,114 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,606 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 523,660 shares of Class A Common Stock (including 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 916,830 shares of Class A Common Stock, including (i) 110,754 shares of Class A Common Stock and (ii) 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,419 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 906,411 shares of Class A Common Stock (including 22,427 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 464,392 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and an aggregate of 341,684 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee). She disclaims beneficial ownership of 22,427 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, an aggregate of 341,684 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 6,060,678 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 3,562,993 shares of Class A Common Stock, including (i) 41,392 shares of Class A Common Stock and (ii) 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 192 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,562,993 shares of Class A Common Stock (including 154 shares of Class A Common Stock owned jointly with her spouse, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 192 shares of Class A Common Stock held as custodian for one or more minor children, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,345,153 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 4,057,941 shares of Class A Common Stock, including (i) 71,948 shares of Class A Common Stock and (ii) 3,985,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 3,453 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,054,488 shares of Class A Common Stock (including 3,947 shares of Class A Common Stock owned jointly with her spouse, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 3,453 shares of Class A Common Stock held as custodian for one or more minor children, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,880,761 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 1,495,684 shares of Class A Common Stock, including (i) 115,136 shares of Class A Common Stock, and (ii) 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 398 shares of Class A Common Stock owned of record personally and 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,449,077 shares of Class A Common Stock (including an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 474,339 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 20,156 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 960,498 shares of Class A Common Stock, including (i) 44,342 shares of Class A Common Stock and (ii) 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,950,598 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,053,283 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 1,046,565 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,820,189 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 659,208 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 652,490 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,214,264 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 621,308 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 614,590 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,252,164 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 653,144 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 646,426 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,220,328 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 568,248 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 561,530 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The trust disclaims beneficial ownership of 6,305,224 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The CFD 2009 Trust may be deemed to beneficially own an aggregate of 391,991 shares of Class A Common Stock, including (i) 50,307 shares of Class A Common Stock and (ii) 341,684 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 964,932 shares of Class A Common Stock, including (i) 46,357 shares of Class A Common Stock and (ii) 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,206 shares of Class A Common Stock (including 619 shares of Class A Common Stock owned of record personally and 587 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 963,726 shares of Class A Common Stock (including 480 shares of Class A Common Stock owned jointly with his spouse, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 587 shares of Class A Common Stock held as custodian for a minor child, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 916,830 shares of Class A Common Stock, including (i) 110,754 shares of Class A Common Stock and (ii) 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 22,427 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 894,403 shares of Class A Common Stock (including 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 464,392 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and an aggregate of 341,684 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee). He disclaims beneficial ownership of 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and an aggregate of 341,684 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the sixty days ended February 29, 2024. All of such transactions were effected in the open market unless otherwise noted therein.

Item 7 Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby amended by replacing Exhibit A and adding the following exhibit in appropriate numerical order:

Exhibit A: Amended and Restated Trust and Beneficiary List

Exhibit B.3: Joint Filing Agreement, dated March 1, 2024

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 1, 2024

*
Charles F. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

*
Kathleen M. Dolan

*
Marianne Dolan Weber

*
Deborah A. Dolan-Sweeney

*
Corby Dolan Leinauer

*
Mary S. Dolan

*
Paul J. Dolan

Charles F. Dolan 2009 REVOCABLE TRUST

*
By: Charles F. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

Charles F. Dolan Children Trust FBO Kathleen M. Dolan

Charles F. Dolan Children Trust FBO James L. Dolan

*
By: Kathleen M. Dolan, Trustee

*
By: Paul J. Dolan, Trustee

Charles F. Dolan Children Trust FBO Marianne Dolan Weber

Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
By: Kathleen M. Dolan, Trustee

*
By: Matthew J. Dolan, Trustee

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

*
By: Kathleen M. Dolan, Trustee

*
By: Mary S. Dolan, Trustee

CHARLES F. DoLAN 2009 Family Trust FBO Kathleen M. Dolan

CHARLES F. DoLAN 2009 Family Trust FBO Deborah A. Dolan-Sweeney

CHARLES F. DoLAN 2009 Family Trust FBO Marianne E. Dolan Weber

CHARLES F. DoLAN 2009 Family Trust FBO Thomas C. Dolan

CHARLES F. DoLAN 2009 Family Trust FBO James L. Dolan

*
By: Mary S. Dolan, Trustee

*
By: Corby Dolan Leinauer, Trustee

Ryan Dolan 1989 Trust

Tara Dolan 1989 Trust

*
By: Kathleen M. Dolan, Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact

SHEDULE A

Transactions in Class A Common Stock

(60-day period ended February 29, 2024)

Reporting Person	Trade Date	Amount	Trade Price per Share		Buy/Sell
James L. Dolan	02/26/2024	55,093	$41.0754	[1]	Buy
James L. Dolan	02/26/2024	4,281	$41.5907	[2]	Buy
James L. Dolan	02/28/2024	70,643	$40.6982	[3]	Buy
James L. Dolan	02/28/2024	5,496	$41.1011	[4]	Buy

1        This transaction was executed in multiple trades at prices ranging from $40.48 to $41.46 per share. The price reported above reflects the weighted average price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer, full information regarding the number of shares and prices at which the transaction was effected.

2        This transaction was executed in multiple trades at prices ranging from $41.49 to $41.73 per share. The price reported above reflects the weighted average price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer, full information regarding the number of shares and prices at which the transaction was effected.

3        This transaction was executed in multiple trades at prices ranging from $39.95 to $40.95 per share. The price reported above reflects the weighted average price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer, full information regarding the number of shares and prices at which the transaction was effected.

4        This transaction was executed in multiple trades at prices ranging from $40.96 to $41.28 per share. The price reported above reflects the weighted average price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer, full information regarding the number of shares and prices at which the transaction was effected.